Exhibit 99
3/31/2009
NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	March 31
	2009	2008
	(Thousands of Dollars)
INCOME
Operating Revenues	$2,358,048	$2,204,929

Operating Expenses
Purchased Gas	1,239,910	1,107,686
Operation and Maintenance	429,615	404,336
Property, Franchise and Other Taxes	75,649	72,790
Depreciation, Depletion and Amortization	168,146	166,650
Impairment of Oil and Gas Producing Properties	182,811	—

	2,096,131	1,751,462

Operating Income	261,917	453,467

Other Income (Expense):
Income from Unconsolidated Subsidiaries	3,286	6,111
Other Income	9,837	5,029
Interest Income	8,443	5,099
Interest Expense on Long-Term Debt	(73,123)	(67,092)
Other Interest Expense	(3,334)	(5,673)

Income from Continuing Operations Before Income Taxes	207,026	396,941

Income Tax Expense	73,100	155,826

Income from Continuing Operations	133,926	241,115

Income from Discontinued Operations	—	128,981

Net Income Available for Common Stock	$133,926	$370,096

Earnings Per Common Share:
Basic
Income from Continuing Operations	$1.67	$2.89
Income from Discontinued Operations	—	1.54

Net Income Available for Common Stock	$1.67	$4.43

Diluted
Income from Continuing Operations	$1.64	$2.82
Income from Discontinued Operations	—	1.50

Net Income Available for Common Stock	$1.64	$4.32

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	80,252,366	83,502,281

Used in Diluted Calculation	81,882,711	85,610,528